UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (5) OF THE MINUTES OF THE 151ST MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 1, 2017

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (5) of the Minutes of the 151st Meeting of the Board of Directors of Oi S.A. - In Judicial Reorganization, held on February 1, 2017, at 9:30 a.m., at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo - Rio de Janeiro (RJ), reads as follows:

“Proceeding to item (5) of the Agenda, in line with the information provided to the Board of Directors on August 31, 2016, the Company recently participated in and won the bidding contest for “Rede telefonia BB – Lotes 1 e 2” for which the Board members approved the formation of a consortium of companies, with the objective of providing the services tendered in two distinct lots, mirroring, respectively, regions 1 and 2 of the PGO, promoted by Banco do Brasil S.A., which aims at the provision of local STFC services and Long Distance services (National and International), through basic voice (8.222 NRES) and digital links (4,298 Digital Signals), for a period of 60 (sixty) months. The contract value is R$503,941,217.38 and the consortium will have Telemar Norte Leste S.A. – In Judicial Reorganization, leader of the consortium, with a 50.94% (fifty point ninety-four percent) stake, the Company, with a 32.51% (thirty-two point fifty-one percent) stake and Claro S.A., with a 16.55% (sixteen point fifty-five percent) stake, as participants.”

All members of the Board of Directors were present and affixed their signatures:

José Mauro M. Carneiro da Cunha, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Pedro Z. Gubert Morais Leitão, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos, Ricardo Reisen de Pinho, Demian Fiocca and Hélio Calixto da Costa.

Rio de Janeiro, February 1, 2017.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer